UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 25, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

AMCU strike faces further delays

Johannesburg, 8 February 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that the Labour Court (the Court) today, rejected Sibanye Stillwater's application on technical legal grounds (point in limine on Res Judicata).

Due to AMCU causing ongoing delays to the verification process ordered by the Court on 21 December 2018*, the Company had applied to the Court for the cessation of the strike, pending the outcome of the verification process. The Court however found that the previous decision of the Court was final in its effect.

"We respect the Court's ruling, but are disappointed that the merits of our case were not heard, and the ruling was made on a legal technicality. We remain extremely concerned about the impact the protracted strike is having on the financial wellbeing of our employees, which is being exacerbated by ongoing delays to the verification process due to AMCU's continual legal challenges.   We will continue to pursue various avenues, without compromising other stakeholders, to bring an end to this strike as soon as possible," said CEO Neal Froneman.

Please refer to https://soundcloud.com/user-155552468/sibanye for a media sound clip by the spokesperson, James Wellsted.

Background on the verification process
On 21 December 2018 the court ruled and again confirmed on 8 January 2019, that the union affiliation verification process should be facilitated by the CCMA after the Company established that the membership of the National Union of Mineworkers (NUM), UASA and Solidarity at its South African gold operations have increased collectively over 50% and therefore extended the wage agreement to all employees, in terms of Section 23(1(d) of the Labour Relations Act, No 66 of 1995.

Ends.

Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 25, 2019

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer